UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Orbital Sciences Corporation

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

2.4375% Convertible Senior Subordinated Notes due 2027

(Title of Class of Securities)

685564 AN 6

(CUSIP Number of Class of Securities)

Susan Herlick

Senior Vice President, General Counsel and Corporate Secretary

Orbital Sciences Corporation

45101 Warp Drive

Dulles, Virginia 20166

(703) 406-5524

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eve N. Howard

John B. Beckman

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$ 145,906,250	$19,901.61

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $143,750,000 aggregate principal amount of the outstanding 2.4375% Convertible Senior Subordinated Notes due 2027, at a tender offer price of $1,015 per $1,000 principal amount of notes.
**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 7 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,901.61	Filing Party:	Orbital Sciences Corporation
Form or Registration No.:	Schedule TO	Date Filed:	November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) by Orbital Sciences Corporation, a Delaware corporation (the “Company”), on November 20, 2012, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on December 12, 2012 (collectively, the “Schedule TO”), in connection with the Company’s offer to purchase any and all $143.75 million aggregate principal amount of its outstanding 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”) for cash at a purchase price equal to $1,015 per $1,000 principal amount of Convertible Notes. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO, as amended. You should read this Amendment No. 2 together with the Schedule TO, as amended, the Offer to Purchase, as amended, dated November 20, 2012, and the related Letter of Transmittal.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following information:

The Offer expired at 12:00 midnight, New York City time, on December 18, 2012 (the “Expiration Date”). As of the Expiration Date, $143,014,000 aggregate principal amount of the Convertible Notes, representing approximately 99.49% of the aggregate principal amount of the Convertible Notes outstanding prior to the Offer, were validly tendered and not properly withdrawn. The Company accepted for purchase all Convertible Notes validly tendered and not properly withdrawn pursuant to the Offer, resulting in aggregate consideration of $146,650,428.90 (which includes $1,491,218.90 in aggregate accrued and unpaid interest up to, but excluding, the settlement date), excluding any applicable tax withholding. Payment for the Convertible Notes tendered and accepted for purchase was made on Wednesday, December 19, 2012, the settlement date, in accordance with the terms of the Offer.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release announcing the expiration and final results of the Offer, dated December 19, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A is true, complete and correct.

Orbital Sciences Corporation

Dated: December 19, 2012	By:	/s/ Susan Herlick
Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary